EXHIBIT 23.1

                         Independent Auditors' Consent

The Board of Directors
LaserSight Incorporated:

We consent to incorporation by reference in the registration statement on Form S-3/A of LaserSight Incorporated, to be filed with the Securities and Exchange Commission on May 17, 2000, of our report dated February 11, 2000, relating to the consolidated balance sheets of LaserSight Incorporated and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K of LaserSight Incorporated and to the reference to our firm under the heading "Experts" in the prospectus.

                                  /s/KPMG LLP



St. Louis, Missouri
May 17, 2000